ORTEC INTERNATIONAL, INC.
3960 Broadway
New York, NY  10032
Tel. (212) 740-6999
Fax. (212) 740-2570

        The undersigned Ortec International, Inc. (the “Company”) agrees that the exercise price, currently $1.50 and $1.80 to purchase one share of the Company’s common stock, will be reduced to $.001 to purchase one share of the Company’s common stock, for all Series E Warrants held by an accredited investor who executes definitive stock purchase agreements to participate in the Initial Closing for the purchase of shares of the Company’s common stock and Series F Warrants in the Company’s current private placement offering (of its common stock and Series F Warrants) for an amount of dollars not less than 40% of the aggregate of the cash invested by such accredited investor:

(i)	in purchasing shares of the Company’s common stock and Series E Warrants in the private placement offering by the Company (of its common stock and its Series E Warrants) which closed on January 5, 2005;

(ii)	in the Company’s promissory notes which were converted into shares of the Company’s common stock and Series E Warrants on January 5, 2005; and

(iii)	in purchasing shares of the Company’s common stock and Series E Warrants pursuant to the additional investment rights granted to the purchasers in such private placement offering which closed on January 5, 2005.

ORTEC INTERNATIONAL, INC.

By: /s/ Ron Lipstein
Print Name: Ron Lipstein
Title: Chief Executive Officer

Dated: October 6, 2005